

19003003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 Mail Processing
PART III

OMB APPROVAL

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SEC FILE NUMBER

8- 05743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2017 AND ENDING 11/30/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Quincy Cass Associates, Incorporated**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd., Suite 1650

(No. and Street)

Los Angeles   CA   90025

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Ravitz 310-473-4411

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – if individual, state last, first, middle name)

18401 Burbank Blvd., #120   Tarzana   CA   91356

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Joel Ravitz_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Quincy Cass Associates, Incorporated_____ , as

of __November 30_____ , 20 __18____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

REBECCA TERRAZAS
Notary Public - California
Los Angeles County
Commission # 2163306
My Comm. Expires Aug 21, 2020

_____
Signature

_CHAIRMAN & CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Quincy Cass Associates, Incorporated

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Quincy Cass Associates, Incorporated as of November 30, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Quincy Cass Associates, Incorporated as of November 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Quincy Cass Associates, Incorporated's management. My responsibility is to express an opinion on Quincy Cass Associates, Incorporated's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Quincy Cass Associates, Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Quincy Cass Associates, Incorporated's auditor since 2010.

Tarzana, California

January 8, 2019

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Financial Condition
November 30, 2018

ASSETS

Cash and cash equivalents	$	702,337
Receivable from clearing broker		29,030
Accounts receivable		108,945
Clearing deposit		50,000
Fixed assets		
net of accumulated depreciation of $56,714		49,527
Other assets		9,099
Total assets	**$**	**948,938**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	146,555
Commissions payable		2,086
Payable to clearing broker		2,103
Total liabilities		**150,744**

STOCKHOLDERS' EQUITY:

Common stock - Series A, no par value. 300 shares authorized, 201 shares issued and outstanding		1,407
Common stock - Series B, no par value. 300 shares authorized, 38.24 shares issued and outstanding		325,000
Additional paid in capital		35,530
Retained earnings		436,257
Total stockholders' equity		**798,194**
Total liabilities and stockholders' equity	**$**	**948,938**

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Income
For the year ended November 30, 2018

INCOME:

Management and advisory income	$ 798,026
Commissions	229,127
Other income	225,564
Total income	1,252,717

EXPENSES:

Commissions	30,530
Clearing and advisory	35,467
Employee compensation and benefits	707,855
Legal and professional	20,268
Occupancy	178,682
Other operating expenses	264,048
Total expenses	1,236,850

INCOME BEFORE INCOME TAXES	15,867

INCOME TAX PROVISION (Note 2)

Income tax expense	12,665

NET INCOME	$ 3,202

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Changes in Stockholders' Equity
For the year ended November 30, 2018

	Common Stock Series A	Common Stock Series B	Additional Paid-in-capital	Retained Earnings	Total Stockholders' Equity
Balance December 1, 2017	$ 1,407	$ 325,000	$ 35,530	$ 433,055	$ 794,992
Net income				3,202	3,202
Balance November 30, 2018	$ 1,407	$ 325,000	$ 35,530	$ 436,257	$ 798,194

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Cash Flows
For the year ended November 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 3,202
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	13,635
(Increase) decrease in:	
Receivable from clearing broker	967
Accounts receivable	(3,610)
Other assets	3,009
Increase (decrease) in:	
Accounts payable and accrued expenses	(1,676)
Commissions payable	(376)
Payable to clearing broker	(453)
Total adjustments	11,496
Net cash provided by operating activities	14,698

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	-
Net cash used in investing activities	-
Increase in cash and cash equivalents	14,698
Cash and cash equivalents - beginning of period	687,639
Cash and cash equivalents - end of period	$ 702,337

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ 6,944

QUINCY CASS ASSOCIATES, INCORPORATED

Notes to Consolidated Financial Statements
November 30, 2018

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>General</u>

Quincy Cass Associates, Incorporated (the "Company") conducts business processing broker-dealer transactions on a fully disclosed basis, investment management of customers' accounts, and operational management of various real estate projects, typically mobile home parks.

<u>Summary of significant accounting policies</u>

The presentation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The company includes money market accounts as cash equivalents.

Fixed assets are recorded at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Fixed assets are depreciated by the straight-line method over their estimated useful lives which range from five to seven years.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

There are no levels to measure at November 30, 2018.

Consolidation and Revenue Recognition

The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiaries, QCA Management Company, Inc. and QCA Capital Management, Inc. All material inter-company balances have been eliminated. Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis.

Income Taxes

The Company files a consolidated tax return with its subsidiaries on an accrual basis. Income taxes are calculated for the Company as a stand-alone entity. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes, when material. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each tax year. The measurement of unrecognized tax benefits is adjusted when new information becomes available.

The Company is subject to audit by the taxing agencies for years ending November 30, 2015, 2016 and 2017.

The Company has California net operating losses of approximately $10,000. These net operating losses will expire on November 30, 2029.

QUINCY CASS ASSOCIATES, INCORPORATED

Notes to Consolidated Financial Statements
November 30, 2018

Note 2: <u>DEPOSITS WITH CLEARING ORGANIZATIONS</u>

The Company has entered into a clearing agreement with National Financial Services, who carries the accounts of the customers of the Company. The Company has deposited $50,000 with its clearing firm as security for its transactions with them. The balance at November 30, 2018 was $50,000.

Note 3: <u>EQUIPMENT, NET</u>

Fixed Assets as of November 30, 2018 consist of the following:

Fixed Assets	$ 106,241
Less accumulated depreciation	(56,714)
	$ 49,527

Depreciation expense for the year ended November 30, 2018 was $13,635.

Note 4: <u>INCOME TAXES</u>

The income tax provision at November 30, 2018 consists of the following:

Federal	$ 7,765
California	4,900
Total Income Tax Expense	$ 12,665

Note 5: <u>COMMITMENTS AND CONTINGENCIES</u>

The Company has an operating lease covering its Los Angeles office through July 31, 2021. Minimum future rental commitments are:

Year Ending	Amount
November 30, 2019	187,976
November 30, 2020	196,380
November 30, 2021	134,776
	$ 519,132

Rent expense for the year ended November 30, 2018 was $178,682.

Note 6: <u>CONCENTRATION OF CREDIT RISK</u>

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 7: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2018 the Company had net capital of $620,845, which was $520,845 in excess of its required net capital of $100,000, and the Company's ratio of aggregate indebtedness of $150,744 to net capital was 0.24 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 8: <u>RETIREMENT PLAN</u>

The Company sponsors a Simple IRA Plan covering certain employees. Contributions to the plan are made by both the Company and the employees. For the fiscal year ended November 30, 2018, the Company's expense was $10,206.

Note 9: <u>SUBSEQUENT EVENTS</u>

The management has reviewed the results of operations for the period of time from its year end of November 30, 2018 through January 8, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

QUINCY CASS ASSOCIATES, INCORPORATED
Statement of Net Capital
Schedule I
For the year ended November 30, 2018

	November 30, 2018
Stockholders' equity November 30, 2018	$ 798,194
Add - Other deductions or allowable credits	403,585
Total capital	1,201,779
Subtract - Non allowable assets:	
Equipment, net	49,527
Investment in subsidiaries	516,881
Other assets	9,099
Tentative net capital	626,272
Haircuts	5,427
NET CAPITAL	620,845
Minimum net capital	100,000
Excess net capital	$ 520,845
Aggregate indebtedness	150,744
Ratio of aggregate indebtedness to net capital	24%

Statement pursuant to rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as
reported was not included as there are no material differences
between the Company's computation of net capital included
in its unaudited Form X17A-5 Part IIA and the computation
contained herein.

The accompanying notes are an integral part of these financial statements

QUINCY CASS ASSOCIATES, INCORPORATED

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
November 30, 2018

The Company is exempt from the Reserve Requirement computation
according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
November 30, 2018

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Quincy Cass Associates, Incorporated ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)* – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the fiscal year ended November 30, 2018.

Quincy Cass Associates, Incorporated

By:

_____
(Name)

Chairman & CEO
(Title)

1-8-19
(Date)

_____
(Name)

President
(Title)

1-8-19
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Quincy Cass Associates, Incorporated, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quincy Cass Associates, Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Quincy Cass Associates, Incorporated, stated that Quincy Cass Associates, Incorporated, met the identified exemption provision throughout the most recent fiscal year without exception. Quincy Cass Associates, Incorporated's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Quincy Cass Associates, Incorporated's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 8, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **11/30/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-5743 FINRA NOV   01/01/1936
QUINCY CASS ASSOCIATES INC
11111 SANTA MONICA BLVD STE 1650
LOS ANGELES, CA 90025-3348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ ____1,603____

   B. Less payment made with SIPC-6 filed (exclude interest)   (____778____)
       __4/15/18__
       Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   ____825____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ ___.825___

   G. PAYMENT: √ the box
       Check mailed to P.O. Box ☑ Funds Wired ☐ $ ____825____
       Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUINCY CASS ASSOCIATES, INC.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

CHAIRMAN & CEO
(Title)

Dated the __19th__ day of __DECEMBER__, 20 __18__.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12/1/2017
and ending 11/30/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,252,717

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.   2,989

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.   2,989

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   28,205

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

REVENUE FROM SUBSIDIARY NOT IN SECURITIES BUSINESS   156,544

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,053

Enter the greater of line (i) or (ii)   2,053

Total deductions   186,802

2d. SIPC Net Operating Revenues $ 1,068,904

2e. General Assessment @ .0015 $ 1,603

(to page 1, line 2.A.)

2

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Quincy Cass Associates, Incorporated and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Quincy Cass Associates, Incorporated the ("Company") for the year ended November 30, 2018, solely to assist you and SIPC in evaluating Quincy Cass Associates, Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended November 30, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 8, 2019

QUINCY CASS ASSOCIATES, INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE FISCAL YEAR ENDED
NOVEMBER 30, 2018

QUINCY CASS ASSOCIATES, INCORPORATED

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